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                                    May 26, 2000

To the Directors of Brunswick Technologies, Inc.

Dear Director:

   As you know, on April 17 we exercised our right under BTI's bylaws to request a special meeting of shareholders. BTI set the date of this meeting for June 16, but has tried again and again to keep that meeting from happening, or at least to further delay the meeting beyond the statutory 60-day period.

   Soon after the Notice of Special Meeting was mailed, we sent all BTI shareholders a letter that described why we had called this meeting. We said in that letter:

       We fully expect all BTI Directors to act responsibly toward CertainTeed's offer and, in due course, to remove the impediments to the completion of the offer. If for any reason they do not, the Special Meeting will give BTI shareholders an opportunity to present and vote upon a new slate of director candidates.

Unfortunately, the defensive measures undertaken by the BTI Board, considered as a whole, suggest that BTI will go to any length to frustrate CertainTeed's pending offer. BTI's defensive measures to date have:

   . consumed hundreds of thousands of dollars of fees for failed efforts in the litigation, legislative, and proxy arenas;

   . loaded any future acquiror with a multi-million dollar severance cost for the benefit of six senior executives;

   . unfairly questioned our character in front of the same people we hope will become our employees; and

   .   failed to generate any viable alternative to the CertainTeed offer.

   In the coming days, you will be called upon to make very important decisions about the handling of the Special Meeting, the evaluation of any competing alternatives to the CertainTeed offer, and the redemption of the poison pill.
We trust that you are by now personally familiar with the strict legal duties to which all directors are held in the context of these kinds of decisions. We also trust that you will evaluate these decisions in light of your fundamental duty to place the interests of shareholders first. In particular, any attempt to postpone, cancel or otherwise interfere with the shareholders' June 16 meeting, or in any other way to skew the playing field so as to keep the CertainTeed offer from the shareholders, will be seen as a breach of your fiduciary duties to us and the other BTI shareholders.

                                    Sincerely,



                                    George B. Amoss
                                    Vice President